Exhibit 3.2

Please note that this is an unofficial office translation, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

DEED OF PARTIAL AMENDMENT OF THE ARTICLES OF ASSOCIATION OF PINAFORE HOLDINGS B.V.

On the twenty-third day of September two thousand and ten appeared before me, Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands: Marrigje Elisabeth de Wilde, born in Kampen, the Netherlands, on the twentieth day of March nineteen hundred and eighty-four and with office address at Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The person appearing declared that on the twenty-first day of September two thousand and ten, the general meeting of Pinafore Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its official seat in Amstedam, the Netherlands, and its office address at Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands, resolved without holding a general meeting of shareholders to partially amend the articles of association of the company and to authorise the person appearing to execute this deed. A copy of the resolution has been attached to this deed.

The articles of association of the company have been established at the incorporation of the company by a notarial deed of [incorporation executed before Dirk-Jan Jeroen Smit, civil law notary, aforementioned, on the first day of September two thousand and ten, for which the required ministerial declaration of no-objections has been granted on the first day of September two thousand and ten under number BV 1612366. The articles of association have not been amended ever since. The person appearing declared to partially amend the articles of association of the company as follows:

I	Article 6 paragraph 1 will be amended and will read as follows:

“1.	The issuance of shares may only be effected pursuant to a resolution of the management board.”

II	Article 13, subsection A, paragraphs 1 and 3 through 6 will be amended and will read as follows:

“1.	In order to be valid any transfer of shares shall require the approval of the management board, which approval shall remain valid for three months. Allotment in the event of partition of a joint property is to be regarded as a “transfer” with the exception of allotment to the person from whose side the shares have fallen into the joint property.”

“3.	The management board shall be obliged to decide upon the transfer of shares within six weeks from the date of receipt of the notice referred to in the preceding paragraph. The contents of such notice shall be stated in the convocation.

4.	If:

(a)	within the term mentioned in that paragraph no resolution has been adopted regarding the request for approval;

(b)	such approval has been refused without the management board having informed the applicant, at the same time as the refusal, of one or more interested parties who are prepared to purchase all the shares to which the request for approval relates, against payment in cash;

the approval requested shall be deemed to have been granted and, in the case mentioned under a, shall be deemed to have been granted on the final day on which the decision should have been made.

5.	If the management board grants the approval requested or if the approval shall be deemed to have been granted, the transfer can only take place within three months thereafter.

6.	Unless the applicant and the party(ies) interested designated by the management board and accepted by him agree otherwise as to the price or the determination of the price, the purchase price of the shares shall be determined by an expert, appointed at the request of the most willing party by the chairman of the Chamber of Commerce in whose district the company has its official seat.”

III	Article 16 paragraphs 4 and 6 will be amended and will read as follows:

“4.

Each member of the management board is entitled to cast one (1) vote. All resolutions of the management board shall be adopted by a majority of the votes cast by the members of the management board that are present or represented at such meeting, whereby at least one (1) member A or one (1) member B of the management board vote in favour of the proposal, unless these articles of association or any board rules adopted by the management in accordance with paragraph

8 of this article determine otherwise. In the event of a tie of votes, the proposal shall be rejected. A report shall be drawn up regarding resolutions thus adopted and the replies received shall be attached to the report, which shall be signed by one (1) member A and one (1) member B of the management board.”

“6.	Resolutions of the management board may also be adopted in writing without recourse to a management board meeting, provided they are adopted by an unanimous vote of all members of the management board.”

IV	Article 22 paragraphs 5 and 6 will be amended and will read as follows:

“5.	If the General Meeting resolve to distribute profits available for distribution in a financial year, the following rules will have to be complied with:

(a)	Firstly a distribution on the shares A of a maximum amount of one thousand euro (€ 1,000) per share A per financial year. If the profits in a financial year do not or not entirely permit such distribution, the holders of shares A shall receive in the subsequent year the amount not yet distributed at the expense of the profits available for distribution in the subsequent financial years, in preference to any other distribution to the holders of the Shares B.

(b)	Secondly, any profits remaining after application of subparagraph (a) shall be allocated to the shares B on a pro rata basis.

If and to the extent that the General Meeting resolves not to distribute any profits, these profits shall be added to the dividend reserves of the company in accordance with the principles set out under (a) and (b) above.

6.	The General Meeting may, subject to the relevant provisions of Dutch law and paragraphs 3 and 5 above, resolve to pay an interim dividend or to make payments from any reserve which does not need to be maintained by virtue of Dutch law or these articles of association.”

Final.

The ministerial declaration of no-objections has been granted on the twenty-second day of September thousand and ten under number BV 1612366 and has been attached to this deed.

In witness whereof the original of this deed, which shall be retained by me, civil law notary, was executed in Amsterdam, the Netherlands, on the date first given in the head of this deed.

Having conveyed and explained the substance of this deed to the person appearing she declared that she took cognisance of the contents of the deed, agreed to these contents and did not require the deed to be read out to her in full. Immediately after the reading of those parts of the deed which the law prescribes to be read out, this deed was signed by the person appearing, who is known to me, civil law notary, and by myself, civil law notary.

The attached document is a complete text in Dutch of the articles of association of: Pinafore Holdings B.V., having its official seat in Amsterdam, the Netherlands, as they read after execution of the notarial deed of partial amendment of the articles of association, before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, on 23 September 2010.

Amsterdam, 23 September 2010. Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam.